Filed by Noble Energy, Inc.
(Commission File No. 001-07964)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934

Subject Company: Clayton Williams Energy, Inc.
 Commission File No.: 001-10924

This filing relates to the proposed merger of Wild West Merger Sub, Inc. (“Merger Sub”) with Clayton Williams pursuant to the terms of an Agreement and Plan of Merger, dated as of January 13, 2017 (the “Merger Agreement”), by and among Noble Energy, Clayton Williams, NBL Permian LLC and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on January 17, 2017, and is incorporated by reference into this filing.

Statement from Noble Energy Regarding Clayton Williams Energy Midland Office

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On January 16, Noble Energy, Inc. (NBL) and Clayton Williams Energy, Inc. (CWEI) announced a definitive agreement under which Noble Energy will acquire all outstanding common stock of Clayton Williams Energy for $2.7 billion in Noble Energy stock and cash.

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Today, Noble Energy management communicated in a meeting with CWEI Midland employees its intent to consolidate CWEI’s Midland office into Noble Energy’s Houston and Pecos locations. The consolidation enables Noble Energy to fully leverage the technical and functional expertise of its workforce.

•	We recognize the impact this consolidation has on CWEI employees and their families and are working diligently to ensure a smooth transition.
•	To support the integration, the Midland office will remain open for a period following the close of the acquisition – which is expected to occur in the second quarter.
•	Current CWEI employees will have the opportunity to pursue open roles in other Noble Energy locations.
•	Eligible CWEI employees who continue in their roles through the transition will receive retention and/or severance benefits.

Q&A
 How many employees are impacted by the closing of the Midland office?
•	Approximately half of CWEI’s 197 employees are based in the Midland office.
•	Current CWEI employees will have the opportunity to pursue open roles in other Noble Energy locations.
•	Relocation benefits will be provided to individuals who are offered and accept a role in other locations.

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Forward Looking Statements

This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Clayton Williams’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams, including future financial and operating results, Noble Energy’s and Clayton Williams’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations.  No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Clayton Williams shareholder approval; the risk that Clayton Williams or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Clayton Williams’ businesses that are discussed in Noble Energy’s and Clayton Williams’ most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Clayton Williams reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This filing also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We may use certain terms in this presentation for estimates, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR), that are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Noble Energy and Clayton Williams, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Clayton Williams that also constitutes a prospectus of Noble Energy.  Clayton Williams will mail the proxy statement/prospectus to its shareholders.   This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams may file with the SEC in connection with the proposed transaction.   Noble Energy and Clayton Williams urge Clayton Williams investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.”  You may also obtain these documents, free of charge, from Clayton Williams’ website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation

Noble Energy, Clayton Williams, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams shareholders in favor of the merger and related matters.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2016.  You can find information about Clayton Williams’ executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2016.  Additional information about Noble Energy’s executive officers and directors and Clayton Williams’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.  You can obtain free copies of these documents from Noble Energy and Clayton Williams using the contact information above.